                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)



                         NOVITRON INTERNATIONAL, INC.
________________________________________________________________________________
                               (Name of Issuer)


                      COMMON STOCK, $.01 par value share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   670088103
        _______________________________________________________________
                                (CUSIP Number)

                              Third Security, LLC
                              The Governor Tyler
                              1902 Downey Street
                            Radford, Virginia 24141
                       Attention: Marcus E. Smith, Esq.
                          Telephone No.: 540-731-3344
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:
                           John Owen Gwathmey, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                           Richmond, Virginia 23219



                                March 10, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

                               Page 1 of 8 Pages

--------------------------                             -----------------------
CUSIP NO. 670088103              SCHEDULE 13D           Page 2 of 8 Pages
--------------------------                             -----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Randal J. Kirk                          S.S. No.: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             393,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          393,333
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      393,333
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

--------------------------                             -----------------------
CUSIP NO. 670088103              SCHEDULE 13D           Page 3 of 8 Pages
--------------------------                             -----------------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Clinical Chemistry Holdings, Inc.  I.R.S. Identification No.: 52-2202556
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             393,333
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          393,333
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      393,333
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------

     This Amendment No. 1 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999 (the "Original Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Common Stock"), of Novitron International, Inc., a Delaware corporation (the "Issuer"). Mr. Randal J. Kirk and Clinical Chemistry Holdings, Inc., a Delaware corporation that is controlled by Mr. Kirk ("CCH" and, together with Mr. Kirk, the "Reporting Persons"), are filing this Amendment to update the information in the Original Schedule 13D with respect to the beneficial ownership of the Common Stock by the Reporting Persons.


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

     "During the period commencing February 2, 2000 and ending March 14, 2000, CCH used approximately $84,076 of working capital to purchase 32,100 shares of Common Stock and sold 10,000 shares of Common Stock for approximately $20,644."

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

     Item 5(a) of the Original Schedule 13D is hereby amended to read in its entirety as follows:

     "The aggregate number and percentage of shares of Common Stock to which this statement relates is 393,333 shares, representing 27.3% of the 1,441,925 shares outstanding as reported by the Issuer on February 8, 2000 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999 (the most recent available filing by the Issuer with the Securities and Exchange Commission). CCH beneficially owns all of the shares to which this statement relates, and Mr. Kirk is deemed to have beneficial ownership of the shares owned by CCH."

     Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

     "The following table lists all transactions in shares of Common Stock by the Reporting Persons that were effected from December 6, 1999, the date on which this Statement on Schedule 13D was originally filed with the Securities and Exchange Commission, through March 14, 2000:

                                                 Shares Purchased              Average Price
Reporting Person                 Date                (Sold)                     Per Share**
--------------------------------------------------------------------------------------------
CCH                             2/2/00                2,400                       $1.94
CCH                             2/3/00                1,000                       $1.94
CCH                             2/4/00                1,500                       $1.97
CCH                            2/18/00                1,000                       $3.00
CCH                            2/22/00                1,000                       $3.00
CCH                            2/23/00                1,800                       $3.00
CCH                            2/28/00                2,000                       $3.00

                               Page 4 of 8 Pages

                                                 Shares Purchased              Average Price
Reporting Person                 Date                (Sold)                     Per Share**
--------------------------------------------------------------------------------------------
CCH                             3/6/00                1,500                       $3.00
CCH                             3/9/00                1,500                       $2.88
CCH                            3/10/00                4,000                       $2.75
CCH                            3/13/00                7,000                       $2.41
CCH                            3/13/00              (10,000)                      $2.06
CCH                            3/14/00                7,400                       $2.77

*     Unless otherwise indicated, all transactions were effected on the Nasdaq.

**    Price excludes commission."


Item 7  Material to be Filed as Exhibits.
        ---------------------------------

        The following document is being filed as an exhibit to this Amendment and is incorporated herein by reference:

        Exhibit 7.  Joint Filing Agreement.

                               Page 5 of 8 Pages

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  March 15, 2000              /s/ Randal J. Kirk
                                   -------------------------------
                                   Randal J. Kirk



Date:  March 15, 2000              CLINICAL CHEMISTRY HOLDINGS, INC.


                                   By: /s/ Audrey Ho Ping Ting
                                       -----------------------
                                       Audrey Ho Ping Ting
                                       President and Chief Executive Officer

                               Page 6 of 8 Pages

                                 EXHIBIT INDEX
                                 -------------


Exhibit Number      Exhibit
--------------      -------

Exhibit 7.          Joint Filing Agreement.

                               Page 7 of 8 Pages

                                                                       Exhibit 7
                                                                       ---------

                            JOINT FILING AGREEMENT
                            ----------------------


     In accordance with Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Novitron International, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 6th day of December, 1999.



Date:  December 6, 1999                /s/ Randal J. Kirk
                                       -----------------------------------------
                                       Randal J. Kirk



Date:  December 6, 1999                CLINICAL CHEMISTRY HOLDINGS, INC.


                                       By: /s/ Audrey Ho Ping Ting
                                           -----------------------
                                           Audrey Ho Ping Ting
                                           President and Chief Executive Officer

                              Pages 8 of 8 Pages